Exhibit 2

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Corporate Taxpayers’ Registry CNPJ/MF No. 02.558.134/0001-58

Board of Trade (NIRE) No. 33 300 26253-9

Publicly-Held Company

MATERIAL FACT

Tele Norte Leste Participações S.A. (the “Company”), in accordance with CVM Instruction No. 358/02, hereby informs its shareholders and the market that on the date hereof the Company’s board of directors has approved, pursuant to Article 42 of the Company’s bylaws, the appointment of the members of the Independent Special Committee, which will assess the conditions of the proposed merger of the Company into Brasil Telecom S.A. (“Brasil Telecom”), disclosed in the Material Fact dated May 24, 2011, and submit its recommendations to the Company’s board of directors.

Jorge Eduardo Badra Donato, Luiz Alberto Pereira de Mattos and Luiz Carlos Vieira da Silva will serve as members of the Independent Special Committee, all of whom are independent and have established experience and technical expertise, in accordance with the requirements of CVM Instruction No. 35/08 and the Company’s bylaws.

Jorge Eduardo Badra Donato graduated from the Federal University of Minas Gerais (Universidade Federal de Minas Gerais) with a degree in economic and business administration sciences. He majored in business administration, with a focus in the areas of marketing, finance and departmental organization at Columbia University, in partnership with the João Pinheiro Foundation (Fundação João Pinheiro). He is currently a business consultant at Planfil Consultoria Empresarial SC Ltda., providing business and project intermediation and evaluation services, as well as structuring and negotiating financial transactions for specific projects. He has also served as commercial director, planning and control director, financial director and financial planning manager at Aço Minas Gerais S.A., between July 1976 and October 1993.

Luiz Alberto Pereira de Mattos holds a degree in economics, a post-graduate degree in administration and production engineering and a masters degree in accounting. He is professor of financial administration at the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro); securities analyst registered with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários). Mr. Pereira de Mattos was a member of the audit committee of Sadia S.A. and an alternate member of the audit committee of Banco do Brasil S.A., manager of business relations of CVM and partner of LLM Consultoria Financeira. In addition, he was also a partner at Lopes Filho & Associados, Consultores de Investimentos, where he was responsible for advising several publicly held companies in the paper and pulp, steel, energy, agricultural and other industries regarding the capital markets.

Luiz Carlos Vieira da Silva graduated from the Federal University of Minas Gerais (Universidade Federal de Minas Gerais) with a degree in economic sciences. He founded LC Vieira da Silva Economista Associados Ltda in 1990 and since then has managed this company, which provides consulting services for various corporations and institutions in Brazil and abroad, such as the Fundação Getúlio Vargas and Vale S.A. Mr. Vieira da Silva served as superintendent of the Development Bank of Minas Gerais (Banco de Desenvolvimento de Minas Gerais); financial and administrative director of the Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social) – FINAME of Minas Gerais; director of international business at SISAL S/A; and officer at the State Bank of Minas Gerais (Banco do Estado de Minas Gerais). He has also served as president and member on the boards of directors of various publically-listed companies, largely in the energy sector, for instance Vale S.A. Mr. Vieira da Silva has participated in consultative and deliberative boards at institutions such as the Northeast Development Superintendency (Superintendência de Desenvolvimento do Nordeste) and the Amazon Development Superintendency (Superintendência de Desenvolvimento da Amazônia). In addition, he has served as economic adviser to Ministers and Secretaries of State.

The Company will maintain its shareholders and the market informed regarding material events related to the merger of the Company with and into Brasil Telecom, which merger will be timely submitted to a shareholder vote at a meeting of the Company’s shareholders.

Rio de Janeiro, June 29, 2011.

Alex Waldemar Zornig

Investor Relations Officer

Tele Norte Leste Participações S.A.